As filed with the Securities and Exchange Commission on August 23, 1996.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                    FORM S-3
                          (AMENDMENT NO. 2 TO FORM S-4)
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                               DI INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

             TEXAS                          1381                 74-2144774
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                               ------------------

                            450 GEARS ROAD, SUITE 625
                              HOUSTON, TEXAS 77067
                                 (713) 874-0202
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ------------------

     Ivar Siem, Chairman of the Board, Chief Executive Officer and President
                            450 Gears Road, Suite 625
                              Houston, Texas 77067
                                 (713) 874-0202
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                   COPIES TO:

            John R. Boyer, Jr.                    Casey W. Doherty
     Boyer, Ewing & Harris Incorporated        Cokinos, Bosien & Young
       Nine Greenway Plaza, Suite 3100           1500 Liberty Tower
            Houston, Texas  77046                2919 Allen Parkway
              (713) 871-2025                    Houston, Texas 77019
                                                  (713) 535-5500

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.
                               ------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[ X ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please chck the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securties Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

               THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                                82,337,956 SHARES

                               DI INDUSTRIES, INC.

                                  COMMON STOCK
                           (PAR VALUE $0.10 PER SHARE)

                          -----------------------------

        The 82,337,956 shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of DI Industries, Inc., a Texas corporation (the "Company"), offered hereby are held by, or subject to certain warrants or options held by, certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any part of the proceeds of the sale of the Shares offered hereby. The Shares have been approved for listing on the American Stock Exchange (the "AMEX").

        Sales of the Shares by the Selling Shareholders may be made from time to time in one or more transactions, including block transactions, on the AMEX, or any other exchange or quotation system on which the Common Stock may be admitted for trading (collectively, the "Exchanges"), pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of such methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as an agent in the sale of Shares by the Selling Shareholders. To the extent required, specific additional information regarding the Shares will be set forth in an accompanying Prospectus. See "Plan of Distribution." The Selling Shareholders and any brokers, dealers, agents or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify certain of the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

        The total costs, fees and expenses incurred in connection with the registration of the Shares are estimated to be approximately $67,122.

        The Common Stock is listed on the AMEX under the symbol "DRL." On August 21, 1996, the closing sales price of the Common Stock as reported on the AMEX was $1.375 per share.

                          -----------------------------

        Investors should review the information contained or incorporated by reference herein. IN PARTICULAR, INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6.

                          -----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------

                The date of this Prospectus is August ___, 1996.

                              AVAILABLE INFORMATION

        The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commissioner's Regional Offices at Seven World Trade Center, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. The Common Stock is listed and traded on the AMEX and certain of the Company's reports, proxy statements and other information can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus (or in any document incorporated into this Prospectus by reference) as to the contents of any contract or other document referred to herein (or therein) are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                          -----------------------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

        1. The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

        3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

        4. The Company's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders to be held August 27, 1996.

        5. The description of the Common Stock, contained in the Company's Registration Statement on Form 8-A dated June 26, 1981.

        All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference and should be read together with such information and documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, expect as so modified or superseded, to constitute a part of this Prospectus.

        THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO THE CORPORATE SECRETARY, DI INDUSTRIES, INC., 450 GEARS ROAD, SUITE 625, HOUSTON, TEXAS 77067, TELEPHONE (713) 874-0202.

                               PROSPECTUS SUMMARY

        THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

                                   THE COMPANY

        DI Industries, Inc., a Texas corporation formed in 1980, is engaged primarily in the business of providing onshore contract drilling services to the oil and gas industry. The Company conducts domestic operations in Texas, Louisiana, Arkansas, Oklahoma, Ohio, Pennsylvania, New York, Michigan and other states; and currently has international operations in Argentina, Venezuela and Mexico. The principal office of the Company is located at 450 Gears Road, Suite 625, Houston, Texas 77067, and its telephone number is (713) 874-0202.

        On May 7, 1996, the Company entered into (1) that certain Agreement and Plan of Merger, as amended (the "Rig Merger Agreement"), dated as of May 7, 1996, by and among the Company, DI Merger Sub, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), Roy T. Oliver, Jr. ("Oliver"), Mike L. Mullen ("Mullen"), R.T. Oliver, Inc., an Oklahoma corporation ("RTO"), and Land Rig Acquisition Corporation, a Delaware corporation ("LRAC"), pursuant to which RTO and Merger Sub will merge with and into LRAC, which shall be the surviving corporation and a wholly owned subsidiary of the Company (the "Rig Merger"), and (2) that certain Agreement and Plan of Merger, as amended (the "Somerset Merger Agreement"), dated as of May 7, 1996, by and between the Company and Somerset Investment Corp., a Texas corporation ("Somerset"), pursuant to which Somerset will merge with and into the Company, which shall be the surviving corporation (the "Somerset Merger") (the Rig Merger and the Somerset Merger collectively, the "Mergers"). The number of the Shares that will be issued or are issuable in connection with or by reason of the consummation of the Mergers is 82,287,956, including 3,440,000 Shares issuable pursuant to certain warrants issued in connection with the Mergers.

                                  RISK FACTORS

        See "Risk Factors" for certain considerations relevant to an investment in the Common Stock.

                                  THE OFFERING

Common Stock offered by the
     Selling Shareholders...........  82,337,956 shares

Common Stock to be outstanding
     after the offering.............  117,720,734 shares

Use of Proceeds...................... The Company will not receive any of the proceeds of the Offering.

Dividends...........................  The Company has never paid dividends on the Common Stock and has no plans to pay dividends on the Common Stock in the foreseeable future.

AMEX Ticker Symbol..................  DRL

                                  RISK FACTORS

        IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

INTENSE COMPETITION; INDUSTRY CONDITIONS

        The Company experiences intense competition in its onshore drilling markets. The contract drilling industry is cyclical and is characterized by high capital and maintenance costs. Due to an oversupply of rigs, the onshore drilling market is highly competitive and no one competitor is dominant. While price is a primary factor in the selection of drilling contractors, a contractor's safety record, crew quality, service record and equipment capability are also important factors. Certain of the Company's competitors have greater financial resources than the Company.

        The Company's operations are materially dependent upon the levels of activity in the exploration, development and production of oil and gas in the United States and worldwide. Such activity levels are affected both by short-term and long-term trends in the prices of oil and natural gas. In recent years, oil and natural gas prices, and therefore the level of drilling and exploration activity, have been volatile. Worldwide military, political and economic events have contributed to, and are likely to continue to contribute to, such price volatility. Any prolonged reduction in oil and natural gas prices would depress the level of exploration and development activity and would result in a corresponding decline in the demand for the Company's services and therefore have a material adverse effect on the Company's revenues and profitability.

LOSSES FROM OPERATIONS

        The historical financial data for the Company reflect net losses of $13,447,000 and $3,502,000 (unaudited) for the calendar years ended December 31, 1995 and 1994, which included a non-cash impairment provision of $5,290,000 during the fourth quarter of 1995 for certain drilling rigs and equipment. This provision was the result of market indications that the carrying amount was not fully recoverable based on appraisals, comparable sales data and management estimates. The Company continues to experience losses, realizing a net loss to common stock of $1.267 million for the six months ended June 30, 1996. There can be no assurance that any capital needed for the future will be available on acceptable terms.

LEVERAGE AND LIQUIDITY

        Following the completion of the Mergers, the Company will have approximately $16 million of debt obligations. The Company will require substantial cash flow to meet its debt service requirements. Payment of principal and interest on these obligations will depend on the Company's future performance, which is subject to general economic and business factors beyond the Company's control.

        The loan agreements governing the Company's term loan with NorlandsBanken AS (the "NorlandsBanken Loan Agreement") and the ancillary guaranty by Norex restrict, among other things, the Company's ability to incur additional indebtedness, mortgage or otherwise encumber certain of its properties and make certain asset dispositions. Furthermore, the NorlandsBanken Loan Agreement prohibits the payment of dividends by the Company and requires the Company to maintain a minimum working capital balance of $7,000,000 and a minimum adjusted net worth of $50,000,000. These restrictions could limit the Company's flexibility in responding to changing market conditions.

INTERNATIONAL OPERATIONS

        A major portion of the Company's revenues has been attributable to international operations. Revenues from international sources accounted for approximately 43.2 percent and 52.7 percent of the Company's operating revenues for the six-month period ended June 30, 1996 and the year ended December 31, 1995, respectively. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war and civil disturbances, expropriation, nationalization, renegotiation or modification of existing contracts, taxation policies, foreign exchange restrictions, international monetary fluctuations and other hazards arising out of foreign operations.

ABSENCE OF DIVIDENDS ON THE COMMON STOCK

        The Company has not paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. Additionally, certain debt covenants of the Company prohibit the Company from paying dividends.

LIMITATIONS ON THE AVAILABILITY OF THE COMPANY'S NET OPERATING LOSS
CARRYFORWARDS

        As a result of the consummation of the Mergers, the Company will undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. As a result, the right of the Company to use its existing net operating loss carryforwards ("NOLs") (and certain other tax attributes) for both regular tax and alternative minimum tax purposes during each future year is limited to a percentage (currently approximately six percent) of the fair market value of the Company's stock immediately before the ownership change (the "Section 382 Limitation"). To the extent that taxable income exceeds the Section 382 Limitation in any year subsequent to the ownership change, such excess income may not be offset by NOLs from years prior to the ownership change. To the extent the amount of taxable income in any subsequent year is less than the Section 382 Limitation for such year, the
Section 382 Limitation for future years is correspondingly increased. There is generally no restriction on the use of NOLs arising after the ownership change, although Section 382 applies anew each time there is an ownership change. The actual effect, if any, of such utilization of NOLs will depend on the Company's profitability in future years. As of December 31, 1995, the Company had approximately $64 million of NOLs, a significant portion of which are already subject to a Section 382 Limitation resulting from ownership changes in years prior to the year of the Mergers.

RIG FLEET AGE AND DEFERRED MAINTENANCE

        The majority of the Company's existing drilling rigs were built during the years 1979 - 1981, the period of the industry's most recent rig building cycle. Some maintenance on its stacked rigs has been deferred. Through its programs of rig upgrades and refurbishment, the Company believes that it will be able to maintain its rig operations over time to meet its future needs; however, such upgrading and refurbishment may require increasing amounts of capital and, to the extent the Company is unable to continue such programs, it will have fewer rigs available for service.

OPERATIONAL RISKS

        The Company's operations are subject to the many hazards inherent in the drilling business, including blowouts, cratering, fires and collisions. These hazards could cause personal injury and loss of life, suspend drilling operations or seriously damage or destroy the property and equipment involved and, in addition to environmental damage, could cause damage to producing formations and surrounding areas. Although the Company maintains insurance against many of these hazards, the Company does not have casualty or other insurance with respect to the rigs themselves, and such other insurance is subject to substantial deductibles and provides for premium adjustments based on claims. Certain other matters are also excluded from coverage, such as loss of earnings on certain rigs.

GOVERNMENTAL AND ENVIRONMENTAL MATTERS

        Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry. The regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contaminations, under certain circumstances. Usually these environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

        It has been the Company's experience that the environmental laws, rules and regulations of the United States are more stringent than those found in foreign jurisdictions, and therefore the requirements of foreign jurisdictions do not, in general, impose an additional compliance burden on the Company.

RECENT CHANGES/DEPENDENCE ON KEY PERSONNEL

        The Company is seeking to find a replacement for Max M. Dillard, its former President and Chief Executive Officer, whose employment was terminated effective April 9, 1996. Although several attractive candidates have been identified who have expressed interest in this position, no agreement has been reached with a successor to Mr. Dillard. Mr. Dillard also resigned as a director of the Company on June 10, 1996. The Company believes that its operations are dependent to some degree upon a relatively small group of its management personnel, the loss of any of whom could have a material adverse effect on the Company.

CONTROL CONSIDERATIONS

        On May 7, 1996, Somerset Capital Partners, a New York general partnership and an affiliate of the Company ("SCP"), Somerset Drilling Associates, L.L.C., a Delaware limited liability Company ("SDA") (SCP and SDA, collectively the "Somerset Parties"), Norex Drilling, Ltd., a Bermuda corporation which is an affiliate of the Company ("Norex"), Pronor Holdings Ltd., a British Virgin Islands corporation which is an affiliate of the Company ("Pronor") (Norex and Pronor, collectively the "Company Parties"), Oliver, Mullen, U.S. Rig and Equipment, Inc., an Oklahoma corporation ("USRE"), Mike Mullen Energy Equipment Resource, Inc., a Texas corporation ("EER"), and GCT Investments, Inc., a Texas corporation ("GCT") (Oliver, Mullen, USRE, EER and GCT collectively, the "Mullen/Oliver Group") (the Somerset Parties, the Company Parties and the Mullen/Oliver Group collectively, the "Shareholders' Agreement Parties") entered into a Shareholders' Agreement dated as of May 7, 1996, as amended (the "Shareholders' Agreement"). Upon consummation of the Mergers, the Shareholders' Agreement Parties will initially beneficially own 74.2% of the Common Stock. The Shareholders' Agreement provides that all of the parties thereto will be required to vote their shares of Common Stock so as to maintain the size of the Board of Directors at five, one of which will be designated by each of the Company Parties, the Mullen/Oliver Group and Somerset Parties, respectively, and the remaining two of which will be persons who are not officers (or relatives of officers) of the Company and who do not represent concentrated or family holdings of the stock of the Company (including the Shareholders' Agreement Parties). By reason of such shareholdings and the Shareholders' Agreement, the Company Parties, the Mullen/Oliver Group and Somerset Parties will each exercise considerable influence over the Company and will be able to collectively control all of its business and affairs for the foreseeable future.

                                 USE OF PROCEEDS

        The Company will not receive any of the net proceeds from the sale of any of the Shares offered pursuant to this Prospectus, all of which will be sold by the Selling Shareholders.

                                 CAPITALIZATION
                                                       June 30, 1996
                                                      (in thousands)
                                                        (UNAUDITED)
   Short-term debt.....................................   $3,427

   Long-term debt, net of current maturities...........    9,362

   Stockholders' equity
      Preferred stock..................................    4,300
      Common stock.....................................    3,879
      Additional paid-in capital.......................   46,573
      Cumulative translation adjustment................     (404)
      Retained earnings................................  (35,898)

                                 DIVIDEND POLICY

        The Company has never paid dividends on the Common Stock and has no plans to pay dividends on the Common Stock in the foreseeable future. Additionally, certain debt covenants prohibit the payment of dividends by the Company on the Common Stock without the consent of the lender.

                            THE SELLING SHAREHOLDERS

        The following table sets forth certain information, as of the date hereof, with respect to the number of Shares beneficially owned and being offered hereby by the Selling Shareholders. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time.
See "Plan of Distribution."

        The Selling Shareholders represented to the Company at the time of acquiring the Shares held by it that it was acquiring such Shares for investment purposes only. The Company granted the Selling Shareholders certain registration rights covering the resale of the Shares. See "Plan of Distribution - Original Issuance of Shares." The Company is filing under the Securities Act with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time. See "Plan of Distribution."

                                     Shares Beneficially Owned  Number of
                                     -------------------------   Shares
                                                                Offered
Name of Beneficial Owner                Number*     Percent      Hereby
- -----------------------------------   ----------    -------    ----------
Somerset Capital Partners .........    5,461,755      4.64%     5,461,755
Somerset Drilling Associates, L.L.C   29,962,223     25.45%    29,962,223
John Winfield .....................      500,000       --         500,000
Intergroup Corporation ............      500,000       --         500,000
PMG Investors, Ltd.-DRL ...........    1,000,000       --       1,000,000
Winston Partners, L.P. ............    2,000,000      1.70%     2,000,000
Roy T. Oliver, Jr .................   14,423,202     12.25%    14,423,202
U.S. Rig & Equipment, Inc. ........    3,097,876      2.63%     3,097,876
Don Baodard 1995 Revocable Trust ..    2,524,102      2.14%     2,524,102
Paul Hale .........................    2,524,102      2.14%     2,524,102
Roberds Johnson Industries, Inc. ..      399,282       --         399,282
LaWayne Jones .....................      499,032       --         499,032
Craig Cannon ......................      277,053       --         277,053
Mike Mullen Energy Equipment
    Resource, Inc. ................   15,161,189     12.88%    15,161,189
GCT Investments, Inc. .............    3,616,016      3.07%     3,616,016
PRD Rig Partnership 1995, Ltd. ....    2,329,097      1.98%     2,329,097
EER National 76 Partnership, Ltd. .    1,497,096      1.27%     1,497,096
Scott O'Keefe .....................       50,000       --          50,000
- ---------------

                * Unless otherwise noted, all Shares reflected are owned beneficially and of record. These amounts do not reflect the 3,440,000 shares which may be issued under the Shadow Warrants (as defined hereinafter). See "Plan of Distribution - Original Issuance of Shares."

               ** Number of Shares beneficially owned represents less than one percent of all of the outstanding shares of the Common Stock.

                (1) Includes 11,325,326 shares owned beneficially and of record by Mr. Oliver and 3,097,876 shares beneficially owned through USRE, a corporation wholly-owned and controlled by Mr. Oliver.

                (2) Includes 11,334,996 shares owned beneficially and of record by EER and 2,329,097 shares owned beneficially and of record by PRD Rig Partnership 1995, Ltd. and 1,497,096 shares owned beneficially and of record by EER National 78 Partnership, Ltd., both partnerships controlled by EER.

               (3) Includes 50,000 shares issuable to Mr. O'Keefe pursuant to options exercisable on or before April 1, 1997.

- ---------------


        Roy T. Oliver, Jr. is a director nominee for the director election to be held on August 27, 1996. William R. Ziegler and Steven A. Webster, both affiliates of Somerset, are also director nominees. Scott O'Keefe is currently a consultant to the Company. At the effective time of the Somerset Merger, the Company will enter into an investment monitoring agreement providing for a one time payment by the Company of $75,000 to SCP to monitor on behalf of SDA the investment in the Company by SDA resulting from the Somerset Merger. None of the other Selling Shareholders have held any position or office or had any other material relationship with the Company.

                              PLAN OF DISTRIBUTION

GENERAL

        Sales of the Shares by the Selling Shareholders may be made from time to time in one or more transactions, including block transactions, on the AMEX or any other exchange or quotation system on which the Common Stock may be listed or quoted pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as an agent in the sale of Shares by the Selling Shareholders. To the extent required, specific additional information regarding the Shares will be set forth in a Prospectus Supplement.

        The Selling Shareholders and any brokers, dealers, agents or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

        Agents, brokers and dealers may be entitled under agreements entered into by the Selling Shareholders and/or the Company to indemnification against certain civil liabilities, including liabilities under the Securities Act.

        There is no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.

ORIGINAL ISSUANCE OF THE SHARES

        Of the Shares, 78,847,956 will be issued directly to the Selling Shareholders in a private placement in connection with the consummation of the Mergers in accordance with the following:

               (a) upon consummation of the transactions contemplated by the Rig Merger Agreement, (1) each share of the capital stock of RTO will be converted into the right to receive 22,650.652 shares of Common Stock, or an aggregate of 11,325,326 shares of Common Stock (subject to adjustment), and (2) each share of the capital stock of LRAC will be converted into the right to receive 28,098.652 shares of Common Stock, or an aggregate of 28,098,652 shares of Common Stock (subject to adjustment); and

               (b) upon consummation of the transactions contemplated by the Somerset Merger Agreement, each share of the capital stock of Somerset will be converted into the right to receive 39,423.978 shares of Common Stock, or an aggregate of 39,423,978 shares of Common Stock (subject to adjustment).

        Pursuant to the Rig Merger Agreement, the shareholders of LRAC and RTO (the "LRAC/RTO Shareholders") have the option to receive up to $5,000,000 in cash in lieu of up to 20% of the aggregate number of shares of Common Stock issuable in the Rig Merger.

        Of the Shares, 3,440,000 may be issued to the LRAC/RTO Shareholders and the shareholders of Somerset (the "Somerset Shareholders") upon the exercise of certain warrants (the "Shadow Warrants"). The Shadow Warrants provide for the issuance upon exercise of up to 3,440,000 additional shares of the Common Stock to the LRAC/RTO Shareholders and the Somerset Shareholders. The Somerset Warrants shall become exercisable only upon the occurrence of certain events.

        As a condition to the closing of each of the Mergers, and in accordance with the provisions of that certain Registration Rights Agreement by and between the Company, the Company Parties, Oliver, USRE, EER, GCT, SCP and SDA (the "Registration Rights Agreement"), the Company is required to register the Shares under the Securities Act. Furthermore, the provisions of the Registration Rights Agreement requires the Company, in certain circumstances, to indemnify and hold the Selling Shareholders and certain related persons harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Shareholders of the Shares. The Company has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement, but not selling commissions or discounts.

        Of the Shares, 50,000 may be issued to Scott O'Keefe upon the exercise of options granted pursuant to an Option Agreement dated April 1, 1996. The options were granted to Mr. O'Keefe as partial compensation for consulting services provided by Mr. O'Keefe to the Company. The options may be exercised at any time and expire on April 1, 1997.

                                     EXPERTS

        The financial statements and the related financial statement schedules incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

        Certain legal matters in connection with the Shares have been passed upon for the Company by Cokinos, Bosien & Young, Houston, Texas.

        NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          -----------------------------

                                TABLE OF CONTENTS

Available Information..........................2
Incorporation of Certain Documents by
  Reference....................................2
Prospectus Summary.............................4
Risk Factors...................................5
Use of Proceeds................................7
Capitalization.................................7
Dividend Policy................................8
The Selling Shareholders.......................8
Plan of Distribution...........................9
Experts........................................10
Legal Matters..................................10


                               82,337,956 Shares

                              DI INDUSTRIES, INC.

                                  Common Stock
                          (par value $0.10 per share)

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       SEC registration fee..............................      $  37,622
       Blue Sky fees and expenses*.......................      $       0
       Legal fees and expenses*..........................      $  15,000
       Printing expenses*................................      $   7,500
       Accounting fees and expenses*.....................      $   2,000
       Miscellaneous*....................................      $   5,000

                     Total Expenses......................      $  67,122
       ----------------
                  *  Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director's capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) any transaction from which the director received an improper personal benefit, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Article XII of the Company's Articles of Incorporation, as amended, states that a director of the Company shall not be liable to the Company or its shareholders for monetary damages except to the extent otherwise expressly provided by the statutes of the State of Texas.

        In addition, Article 2.02-1 of the TBCA authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The indemnification is permitted only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under Article 2.02-1 against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Article 2.02-1 to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under Article 2.02-1 a corporation may (i) indemnify and advance expenses to an officer, employee, agent or other person who are or were serving at the request of the corporation as a director, officer, partner venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to directors, (ii) indemnify and advance expenses to directors and such other persons to such further extent, consistent with law, as may be provided in the corporation's articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law and
(iii) purchase and maintain insurance or another arrangement on behalf of directors and such other persons against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person. The Bylaws of the

Company set forth specific provisions for indemnification of directors, officers, agents and other persons which are substantially identical to the provisions of Article 2.02-1 described above. The Company maintains directors and officers insurance.

ITEM 16.  EXHIBITS

        (A)    EXHIBITS

        The exhibits listed in the Exhibit Index below are filed as part of the Registration Statement:

     Exhibit
     NUMBER       DESCRIPTION

      2.1# -- Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig Acquisition Corp. (Filed as
            Exhibit 2.1 to Registration Statement No. 333-6077).

      2.1.1# -- Amendment to Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig Acquisition Corp. (Filed as Exhibit 2.1.1 to Registration Statement No. 333-6077).

      2.1.2# -- Second Amendment to Agreement and Plan of Merger dated July 26,
            1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig Acquisition Corp. (Filed as Exhibit 2.1.2 to Amendment No. 1 to Registration Statement No. 333- 6077).

      2.2# -- Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc. and Somerset Investment Corp. (Filed as Exhibit 2.2 to Registration Statement No. 333-6077).

      2.2.1# -- Amendment to Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc. and Somerset Investment Corp. (Filed as
            Exhibit 2.2.1 to Registration Statement No. 333-6077).

      2.2.2# -- Second Amendment to Agreement and Plan of Merger dated July 26,
            1996, among DI Industries, Inc. and Somerset Investment Corp. (Filed as Exhibit 2.2.2 to Amendment No. 1 to Registration Statement No. 333-6077).

      5# -- Opinion of Cokinos, Bosien & Young (Filed as Exhibit 5 to Amendment No. 1 to Registration Statement No. 333-6077).

      10.1# -- Shareholders' Agreement dated May 7, 1996, among Somerset
            Drilling Associates, L.L.C., Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT Investments, Inc., Mike L. Mullen, Norex Drilling Ltd., and Pronor Holdings, Ltd. (Filed as Exhibit 10.9 to Registration Statement No. 333-6077).

      10.1.1# -- Amendment to Shareholders' Agreement dated May 7, 1996, among
            Somerset Drilling Associates, L.L.C., Somerset Capital Partners, Roy
            T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT Investments, Inc., Mike L. Mullen, Norex Drilling Ltd., and Pronor Holdings, Ltd. (Filed as Exhibit
            10.9.1 to Registration Statement No. 333-6077).

      10.2# -- Form of Shadow Warrant to be issued to the shareholders of Somerset Investment Corporation (Filed as Exhibit 10.10 to Registration Statement No. 333-6077).

      10.3# -- Form of Shadow Warrant to be issued to the shareholders of R.T.
            Oliver, Inc. and Land Rig Acquisition Corporation (Filed as Exhibit
            10.11 to Registration Statement No. 333-6077).

      10.4# -- Registration Rights Agreement dated May 7, 1996, among Somerset
            Drilling Associates, L.L.C., Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT Investments, Inc., Norex Drilling Ltd., and Pronor Holdings, Ltd. (Filed as Exhibit 10.12 to Registration Statement No. 333-6077).

      10.4.1# -- Amendment to Registration Rights Agreement dated May 7, 1996, among Somerset Drilling Associates, L.L.C., Somerset Capital Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT Investments, Inc., Norex Drilling Ltd., and Pronor Holdings, Ltd. (Filed as Exhibit 10.12.1 to Registration Statement No. 333-6077).

      10.4.2# -- Second Amendment to Registration Rights Agreement dated July
            26, 1996, among Somerset Drilling Associates, L.L.C., Somerset Capital Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT Investments, Inc., Norex

            Drilling Ltd., and Pronor Holdings, Ltd. (Filed as Exhibit 10.4.2 to Amendment No. 1 to Registration Statement No. 333-6077).

      10.5# -- Investment Monitoring Agreement dated May 7, 1996, among DI
            Industries, Inc., Somerset Capital Partners and Somerset Drilling Associates, L.L.C. (Filed as Exhibit 10.13 to Registration Statement No. 333-6077). 10.6# -- Form of Non-Competition Agreement to be executed among DI Industries, Inc., Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike L. Mullen and Mike Mullen Energy Equipment Resource, Inc. (Filed as Exhibit 10.14 to Registration Statement No. 333-6077). 23.1# -- Consent of Deloitte & Touche LLP (Filed as
            Exhibit 23.1 to Amendment No. 1 to Registration Statement No. 333-6077). 23.2# -- Consent of Cokinos, Bosien & Young contained in their opinion filed as Exhibit 5.1 (Filed as Exhibit 23.2 to Amendment No. 1 to Registration Statement No. 333-6077). 24# -- Powers of Attorney (Filed as Exhibit 24 to Registration Statement No. 333-6077). ------ # Previously filed.

ITEM 17.  UNDERTAKINGS

        (a)    The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) to include any prospectus required by section 10(a)(3)
               of the Securities Act of 1933 (the "Securities Act");

                    (ii) to reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                    (iii) to include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        PROVIDED, HOWEVER, that clauses (a)(1)(i) and (a)(1)(ii) of this paragraph do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM S-3 (FORMERLY FORM S-4) NO. 333-6077 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON AUGUST 23, 1996.

                                   DI INDUSTRIES, INC.

                                   By:  /s/ IVAR SIEM
                                        ----------------------------------------
                                        Ivar Siem, President and Chief Executive
                                         Officer

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT NO. ON FORM S-3 (FORMERLY FORM S-4) 333-6077 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURES                              TITLE                         DATE

                                 Chairman of the Board,
 /s/ IVAR SIEM                    President and Chief            August 23, 1996
- ------------------------           Executive Officer
    (IVAR SIEM)

     THOMAS L. EASLEY*                Treasurer                  August 23, 1996
- ------------------------
    (THOMAS L. EASLEY)

                                  Vice President and
 /s/ DAVID W. WEHLMANN                Controller                 August 23, 1996
- ------------------------
    (DAVID W. WEHLMANN)

     DOUGLAS Y. BECH*                 Director                   August 23, 1996
- ------------------------
    (DOUGLAS Y. BECH)

     MICHAEL J. DELOUCHE*             Director                   August 23, 1996
- ------------------------
    (MICHAEL J. DELOUCHE)

     WILLIAM C. WALKER*               Director                   August 23, 1996
- ------------------------
    (WILLIAM C. WALKER)

*/s/ IVAR SIEM
- ------------------------
    (IVAR SIEM, ATTORNEY-IN-FACT)